UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

JEFFS’ BRANDS LTD

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

M61472102

(CUSIP Number)

Viki Hakmon

3 Hanechoshet Street Tel Aviv, 6971068, Israel

+972-3-6899124

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M61472102	Schedule 13D/A

1	NAMES OF REPORTING PERSONS Viki Hakmon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,468,578*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,468,578*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,468,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.19*
14	TYPE OF REPORTING PERSON IN

*	Based on a total of 8,074,217 ordinary shares, no par value per share, outstanding as of November 8, 2022, as reported by the Issuer to the Reporting Person.

This Amendment No. 1 to Schedule 13D, which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2022 (the “Schedule 13D”) by Viki Hakmon (the “Reporting Person”), is being filed to reflect the Reporting Person’s purchase of additional ordinary shares, no par value per share (the “Ordinary Shares”), of Jeffs’ Brands Ltd, an Israeli company (the “Issuer”), as more fully described in Item 3 below.

Item 1. Security and Issuer.

This Statement on Schedule 13D/A relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of Jeffs’ Brands Ltd, an Israeli company (the “Issuer”).

The principal executive offices of the Issuer are located at 3 Hanechoshet Street Tel Aviv, 6971068, Israel.

Item 2. Identity and Background.

Viki Hakmon (the “Reporting Person”) is an Israeli citizen.

The Reporting Person’s business address is 3 Hanechoshet Street Tel Aviv, 6971068, Israel.

The principal occupation of the Reporting Person is serving as the Chief Executive Officer and Director of the Issuer, the business address of which is 3 Hanechoshet Street Tel Aviv, 6971068, Israel. The principal business of the Issuer is an e-commerce consumer products goods company, operating primarily on the Amazon.com platform.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and restated as follows:

On May 10, 2021, pursuant to a Stock Exchange and Plan of Restructuring Agreement, the Reporting Person contributed to the Issuer all of the equity interests he owned in Smart Repair Pro, a California corporation, and purex Corp., a California corporation, which became wholly-owned subsidiaries of the Issuer, in exchange for 4,997 newly-issued Ordinary Shares.

On February 17, 2022, the Issuer effected a bonus shares issuance (equivalent to a stock dividend) of 664.0547 Ordinary Shares for each Ordinary Share issued and outstanding as of such date, pursuant to which the Reporting Person received 3,313,284 Ordinary Shares.

On May 3, 2022, the Issuer effected a .806-for-1 reverse split of its issued and outstanding Ordinary Shares, pursuant to which holders of Ordinary Shares received ..806 of an Ordinary Share for every one Ordinary Share held as of such date. As a result of such reverse split, the Reporting Person owned 2,674,535 Ordinary Shares.

On June 16, 2022, Issuer effected a 1-for-1.85 reverse split of its issued and outstanding Ordinary Shares, pursuant to which holders of Ordinary Shares received one Ordinary Share for every 1.85 Ordinary Shares held as of such date. As a result of such reverse split, the Reporting Person owned 1,445,695 Ordinary Shares.

On May 23, 2019, Smart Repair Pro, a now subsidiary of the Issuer, entered into loan agreements with the Reporting Person and a third party. During July and August 2019 and April and May 2020, Smart Repair Pro entered into additional loan agreements with the Reporting Person and certain other parties. On May 3, 2022, the Issuer entered into Assignments of Loan Agreements with Smart Repair Pro, the Reporting Person and such other parties, including L.I.A. Pure Capital Ltd. (“Pure Capital”), pursuant to which the Issuer assumed Smart Repair Pro’s obligations under the outstanding loans and the Issuer agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, upon the consummation of the Issuer’s initial public offering (the “IPO”), all outstanding principal due to each such party shall be automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price of $3.46 per share, obtained by dividing $10,000,000 by the issued and outstanding Ordinary Shares immediately prior to the closing of the IPO. The Issuer completed the IPO on August 30, 2022. As of such date, Smart Repair Pro had outstanding loans to the Reporting Person of $940,000. In accordance with the Reporting Person’s assignment agreement, on August 30, 2022, the outstanding principal amount of the loans due to the Reporting Person automatically converted into 271,951 Ordinary Shares and the Issuer issued 15,383 Ordinary Shares to the Reporting Person and the remaining 256,568 Ordinary Shares to Pure Capital at the Reporting Person’s instruction pursuant to that certain Call Option Agreement, dated November 14, 2021, between the Reporting Person and Pure Capital.

On November 1, 2022, the Reporting Person purchased 7,500 Ordinary Shares in the open market through a broker, at a price per share of $1.28, with cash on hand.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person were acquired for investment purposes only.

The Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Although the Reporting Person has no present intention to do so, he may purchase of Ordinary Shares or other securities of the Issuer from time to time, in the open market or in private transactions depending on his analysis of the Issuer’s business, prospects and financial condition, the market for such securities, other investment and business opportunities available to him, general economic and stock market conditions, proposals from time to time sought by or presented to him and other factors. The Reporting Person intends to monitor his investments closely and may take advantage of opportunities offered to him from time to time. The Reporting Person may also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person’s continuing review of his investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Ordinary Shares or other securities owned by him from time to time. However, he has no current plans to do so. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The information provided herein is based upon 8,074,217 Ordinary Shares issued and outstanding as of October 12, 2022 as reported by the Issuer to the Reporting Person.

(a) The Reporting Person beneficially owns 1,468,578 Ordinary Shares, representing approximately 18.19% of the outstanding Ordinary Shares.

(b) The Reporting Person may be deemed to hold sole voting and dispositive power over 1,468,578 Ordinary Shares of the Issuer.

(c) The Reporting Person has not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Except as set forth below, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies:

Call Option Agreement

On November 14, 2021, the Reporting Person entered into a Call Option Agreement with Pure Capital pursuant to which the Reporting Person granted to Pure Capital the right to purchase up to 858,823 Ordinary Shares of the Issuer held or acquired or to be acquired by the Reporting Person for an aggregate purchase price of $10,000 (the “Call Option”). Pure Capital may exercise the Call Option at any time until the earlier of: (i) such time where Pure Capital provides a waiver of its rights under the Call Option; and (ii) when Pure Capital has exercised the Call Option in its entirety. On August 30, 2022, Pure Capital exercised its Call Option with respect to 256,568 Ordinary Shares.

Lock-Up Agreement

On August 25, 2022, in connection with the IPO, the Reporting Person entered into a standard form of Lock-up Agreement with the underwriter of the IPO which closed on August 30, 2022 (the “Lock-up Agreement”), pursuant to which the Reporting Person agreed that for a period of 180 days from August 26, 2022, subject to certain exceptions, he will not (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, (iii) make any demand for or exercise any right with respect to the registration of any Ordinary Shares, or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Form of Lock-Up Agreement with the underwriter named therein (filed as Exhibit 10.16 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on May 5, 2022 and incorporated herein by reference).

Exhibit 2	Stock Exchange and Plan of Restructuring Agreement, dated May 10, 2021, by and between Jeffs’ Brands Ltd, on one hand, and Viki Hakmon and Medigus Ltd., on the other hand. (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on February 18, 2022 and incorporated herein by reference).

Exhibit 3	Common Stock Purchase Agreement, dated October 8, 2020, by and between Smart Repair Pro, Purex Corp., the stockholders of Smart Repair Pro and Purex Corp., Viki Hakmon, and Medigus Ltd. (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on February 18, 2022 and incorporated herein by reference).

Exhibit 4	Amendment No. 1 to Common Stock Purchase Agreement, dated June 22, 2021, by and between Smart Repair Pro, Purex Corp., the stockholders of Smart Repair Pro and Purex Corp., Viki Hakmon, and Medigus Ltd. (filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on February 18, 2022 and incorporated herein by reference).

Exhibit 5	Assignment and Assumption Agreement, dated May 3, 2022, by and between Smart Repair Pro and Jeffs’ Brands Ltd (form of Assignment and Assumption Agreement filed as Exhibit 10.15 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on May 5, 2022 and incorporated herein by reference).

Exhibit 6	Call Option Agreement, dated November 14, 2021, by and between Viki Hakmon and L. I. A. Pure Capital Ltd. (filed as Exhibit 6 to the Reporting Person’s Schedule 13D filed with the SEC on October 12, 2022 and incorporated herein by reference).

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2022

/s/ Viki Hakmon
Viki Hakmon